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                                                                       Exhibit 1

                                  July 9, 2000



M&T Bank Corporation
One M&T Plaza
Buffalo, New York  14229

Ladies and Gentlemen:

         The undersigned is a director or 5% shareholder of Premier National Bancorp, Inc. ("PNB") and is the beneficial holder of shares of common stock, par value $0.80 per share, of PNB ("PNB Common Stock").

         PNB and M&T Bank Corporation ("M&T") are considering the adoption and/or execution of an Agreement and Plan of Reorganization (the "Reorganization Agreement") and an Agreement and Plan of Merger (together with the Reorganization Agreement, the "Plan of Merger"), providing for certain transactions pursuant to which PNB would be merged with and into Olympia Financial Corp. (the "Merger"). The execution of the Plan of Merger is subject in the case of M&T to the execution and delivery of this letter agreement (this "Agreement"). In consideration of the substantial expenses that M&T will incur in connection with the Merger and in order to induce M&T to execute the Plan of Merger and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a shareholder of PNB and not in his capacity as a director of PNB, as follows:

         1. The undersigned will vote or cause to be voted for approval and adoption of the Plan of Merger all the shares of PNB Common Stock the undersigned is entitled to vote with respect thereto unless so voting would be a violation of applicable law.

         2. The undersigned will not effect any transfer or other disposition (except by operation of law) of any of the undersigned's shares of PNB Common Stock until PNB's shareholders have voted to approve and adopt the Plan of Merger, except for any transfer mandated by law or court order. In the case of any transfer by operation of law or otherwise, this Agreement shall be binding upon and inure to the benefit of the transferee to the extent permitted by law. Any transfer or other disposition in violation of the terms of this paragraph 2 shall be null and void.

         3. In the capacity described in this Agreement, the undersigned shall take or cause to be taken all action reasonably necessary or desirable on the undersigned's part so as to permit consummation of the Merger in accordance with the Plan of Merger and shall not take, or cause or to the best of the undersigned's ability permit to be taken, any action that would be reasonably likely to substantially impair the prospects of completing the Merger pursuant to the Plan of Merger.

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         4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, M&T shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

         5. This Agreement shall terminate upon the consummation of the Merger or the termination of the Plan of Merger pursuant to the Reorganization Agreement.

         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                            Very truly yours,


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